                                                                     Exhibit 6.4

                       Description of Arrangement between
                       Joseph E. Antonini and the Company


         In January 1997, each of the directors of the Company agreed to an arrangement between the Company and Joseph E. Antonini pursuant to which Mr. Antonini will provide services to the Company, including acting as the Chairman of its Board of Directors. In exchange for these services, the Company will annually issue to Mr. Antonini shares of the Company's common stock worth $50,000 based on the market price of the common stock on the last day of each of the Company's fiscal years during the term of the arrangement. The arrangement will be in effect for a term of five years beginning with the 1997 fiscal year.